RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

06002803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Synergy Advisors LLC~~ Synergy Advisors Group, LLC dba

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Rosecrans Avenue, Suite 2330
(No and Street)

El Segundo, (City) California (State) ~~92045~~ 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Maggiacomo 310.414.3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, Robert Maggiacomo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synergy Advisors LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert M. Maggiacomo
Signature

Managing Partner
Title

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 3rd day of FEBRUARY, 2006

Kimberly L. Yamada
Notary Public

KIMBERLY L. YAMADA
COMM. # 1409864
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. April 8, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Synergy Advisors Group, LLC dba Synergy Advisors, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Synergy Advisors Group, LLC dba Synergy Advisors, LLC

We have audited the accompanying statement of financial condition of Synergy Advisors Group, LLC dba Synergy Advisors, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Advisors Group, LLC dba Synergy Advisors, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	117,916
Account receivable		147,624
Office equipment, net		2,973
Prepaid expenses		494
Deposits		2,500
Organization costs, net		1,161
Total assets	$	272,668

Liabilities and Members' Equity

Liabilities		
Accounts payable	$	56,369
Income taxes payable		2,500
Total liabilities		58,869
Members' equity		213,799
Total liabilities and members' equity	$	272,668

The accompanying notes are an integral part of these financial statements.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Financial advisory fees	$ 895,000
Other income	639
Total revenues	895,639
Expenses	
Employee compensation and benefits	107,500
Consulting fees	313,790
Occupancy	29,727
Taxes, other than income taxes	3,476
Other operating expenses	54,605
Total expenses	509,098
Income (loss) before income taxes	386,541
Total income tax provision	3,300
Net income (loss)	$ 383,241

The accompanying notes are an integral part of these financial statements.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Members' Equity
Balance on January 1, 2005	$ 25,558
Members' contributions	30,000
Members' distributions	(225,000)
Net income (loss)	383,241
Balance on December 31, 2005	$ 213,799

The accompanying notes are an integral part of these financial statements.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 383,241
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,282	
Amortization	422	
(Increase) decrease in:		
Account receivable	(147,624)	
Prepaid expenses	3,502	
(Decrease) increase in:		
Accounts payable	56,284	
Income taxes payable	2,500	
Total adjustments		(83,634)
Net cash provided by (used in) operating activities		299,467
Cash flows from investing activities:		
Purchase of equipment	(1,401)	
Net cash provided by (used in) investing activities		(1,401)
Cash flows from financing activities:		
Members' distributions	(225,000)	
Members' contributions	30,000	
Net cash provided by (used in) financing activities		(195,000)
Net increase (decrease) in cash		103,206
Cash at beginning of the period		14,710
Cash at end of the period		$ 117,916

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$ –
Income taxes	$ 1,600

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the "Company") was organized in the State of Delaware on July 31, 2003, and subsequently registered to conduct business in the State of California on November 24, 2003. The Company is a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company also is an investment banking advisory boutique focused on providing advisory services to companies and financial buyers relating to mergers and acquisitions (buy-side, sell-side, and valuations), corporate finance matters (capital structure and financing alternatives), as well as agenting private placements financing. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

Although the Company works with clients in various industries, it has a focus in the various health care and life science sectors.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Financial advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Office equipment is stated at cost. The Company depreciates its equipment using the double declining-balance method of depreciation over the equipment's useful lives of five years.

Organization costs are being amortized on a straight-line basis over 60 months.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 and a gross receipts tax.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Partnership tax status, therefore no federal income tax provision is provided.

All tax effects of the partnership's income or loss are passed through to the partners individually. The Company recorded $3,300 in its tax provision in accordance with California limited partnership regulations.

Note 3: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$	29,727

Note 4: OFFICE EQUIPMENT, NET

Office equipment at December 31, 2005 is recorded at cost.

			Depreciable Life Years
Office equipment	$	6,449	5
		6,449	
Less accumulated depreciation		(3,476)	
Office equipment, net	$	2,973	

Depreciation expense for the year ended December 31, 2005 was $1,282.

Note 5: ORGANIZATION COSTS, NET

Organization costs at December 31, 2005 are carried at cost.

		Amortization Periods
Organization costs	$ 2,113	5 years
	2,113	
Less accumulated amortization	(952)	
Organization costs, net	$ 1,161	

Amortization expense for the year ended December 31, 2005 was $422.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2005, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 8: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $110,672, which was $105,672 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($58,869) to net capital was 0.53 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Members' equity		
Members' equity	$ 213,799	
Total members' equity		$ 213,799
Less: Non allowable assets		
Account receivable (excess over commission payable)	(95,999)	
Equipment, net	(2,973)	
Organization costs, net	(1,161)	
Prepaid expenses	(494)	
Deposits	(2,500)	
Net adjustments		(103,127)
Net Capital		110,672
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,925	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 105,672
Ratio of aggregate indebtedness to net capital	0.53:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Synergy Advisors Group, LLC dba Synergy Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Synergy Advisors Group, LLC dba Synergy Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Synergy Advisors Group, LLC dba Synergy Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Synergy Advisors Group, LLC dba Synergy Advisors, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose of safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Synergy Advisors Group, LLC dba Synergy Advisors, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2006